



A
3/18

SECUI **04015161**)SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-024782
4/04/

FEB 2 7 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2003**   AND ENDING   **12/31/2003**
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Caruso Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Abby Lane
(No. and Street)

Rochester	**New York**	**14606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Caruso   **(585) 247-4360**
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name - if individual, state last, first, middle name)

100 Chestnut Street, Suite 1200	**Rochester**	**New York**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 9 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





FEB 2 7 2004

CARUSO FINANCIAL SERVICES INC.

ROCHESTER, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2003 AND 2002

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

■ (a) Facing page

■ (b) Statements of Financial Condition

■ (c) Statements of Income

■ (d) Statements of Changes in Shareholder's Equity

■ (e) Statements of Cash Flows

❑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors

■ (g) Computation of Net Capital

❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

■ (l) An Oath or Affirmation

❑ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

■ (n) Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

February 4, 2004

OATH OR AFFIRMATION

I, Harry C. Caruso, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Caruso Financial Services Inc., as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Sworn to before me this
4th day of February 4, 2004

Notary Public

CONTENTS

100 Chestnut Street

Suite 1200

Rochester, NY 14604

Phone 585 / 423-1860

Fax 585 / 423-5966

www.mengelmetzgerbarr.com



Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying statements of financial condition of Caruso Financial Services Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caruso Financial Services Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 4, 2004

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 4,034	$ 7,943
Commissions receivable	3,302	-
TOTAL CURRENT ASSETS	$ 7,336	$ 7,943

LIABILITY AND SHAREHOLDER'S EQUITY

CURRENT LIABILITY		
Income taxes payable	$ 100	$ -
SHAREHOLDER'S EQUITY		
Common stock, $10 par value:		
Authorized, 10,000 shares		
Issued and outstanding, 1,100 shares	11,000	11,000
Additional paid-in capital	2,314	2,314
Accumulated deficit	(6,078)	(5,371)
	7,236	7,943
	$ 7,336	$ 7,943

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF OPERATIONS

| | Year ended December 31, | |
	2003	2002
Revenue - commissions	$ 72,404	$ 58,400
Operating expenses:		
Commissions - shareholder	60,681	50,412
Commissions - other	4,185	3,658
Other	8,157	7,696
	73,023	61,766
LOSS FROM OPERATIONS	(619)	(3,366)
Other income (expense)	12	(1,330)
LOSS BEFORE INCOME TAXES	(607)	(4,696)
Income taxes:		
New York State	100	100
NET LOSS	$ (707)	$ (4,796)
Net loss per share of common stock, based upon common shares outstanding	$ (0.64)	$ (4.36)

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2001	$ 11,000	$ 2,314	$ (575)	$ 12,739
Net loss	-	-	(4,796)	(4,796)
BALANCE AT DECEMBER 31, 2002	11,000	2,314	(5,371)	7,943
Net loss	-	-	(707)	(707)
BALANCE AT DECEMBER 31, 2003	$ 11,000	$ 2,314	$ (6,078)	$ 7,236

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2003	2002
CASH FLOWS - OPERATING ACTIVITIES		
Net loss for the year	$ (707)	$ (4,796)
Adjustments to reconcile net loss to net cash used for operating activities:		
Loss on sale of marketable securities	-	1,369
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	(3,302)	-
Refundable taxes	-	1,720
Income taxes payable	100	-
NET CASH USED FOR OPERATING ACTIVITIES	(3,909)	(1,707)
CASH FLOWS - INVESTING ACTIVITIES		
Sale of marketable securities	-	4,473
NET CASH PROVIDED FROM INVESTING ACTIVITIES	-	4,473
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,909)	2,766
Cash and cash equivalents at beginning of year	7,943	5,177
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,034	$ 7,943
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash received during the year for income taxes	$ -	$ (1,620)

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
The Company is incorporated in the State of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Revenue recognition
Commission revenue and expenses are recorded on a trade date basis.

Cash equivalents
For purposes of cash flow reporting, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income taxes
The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which are expected to be in effect when these differences reverse. Deferred tax expense (credit) is the result of the change in deferred tax assets or liabilities. Note C provides additional information regarding a deferred tax asset.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2003 and 2002, and the reported amounts of revenues and expenses for the years then ended. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The net capital as of December 31, 2003 and 2002 was $7,155 and $7,852, respectively. The required capital was $5,000 at both December 31, 2003 and 2002.

NOTE C: INCOME TAXES

As of December 31, 2003, the Company has a net operating loss (NOL) carryforward of approximately $13,500 available to offset future taxable income. This carryforward expires in 2022. The deferred tax asset of approximately $2,000 related to this NOL has been fully reserved as management believes the realization of the deferred tax asset is uncertain.

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street

Suite 1200

Rochester, NY 14604

Phone 585 / 423-1860

Fax   585 / 423-5966

www.mengelmetzgerbarr.com



Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying financial statements of Caruso Financial Services Inc. as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 4, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 and 12 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 4, 2004

SUPPLEMENTARY INFORMATION

		Year ended December 31,	
		2003	2002
SCHEDULE OF OTHER OPERATING EXPENSES			
Licenses and fees	$	1,181	$ 177
Office supplies		311	243
Transportation		793	786
Telephone		741	691
Postage		192	214
Professional fees		2,900	2,700
Dues and publications		97	76
Computer supplies and expense		1,398	1,794
Repairs and maintenance		-	167
Bank service charges		45	36
Internet access		240	599
Miscellaneous expense		259	213
	$	8,157	$ 7,696

	December 31,	
	2003	2002
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statements of financial condition	$ 7,236	$ 7,943
Haircut on securities (computed where applicable, pursuant to 15c3-1(f)):		
Debt securities	81	91
NET CAPITAL	$ 7,155	$ 7,852
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ 7	$ -
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 2,155	$ 2,852
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 7,145	$ 7,852

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31,	
	2003	2002
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per statements of financial condition	$ 100	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ 100	$ -
Percentage of aggregate indebtedness to net capital	1.40 %	- %
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per statements of financial condition)	1.36 %	- %

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

There are no material differences between the audited computation of Net Capital and the corresponding amount in the Company's unaudited December 31, 2003 and 2002 Form X-17A-5, Part IIA Filings.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule
Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

100 Chestnut Street

Suite 1200

Rochester, NY 14604

Phone 585 / 423-1860

Fax   585 / 423-5966

www.mengelmetzgerbarr.com



Mengel Metzger Barr

MMB & Co. LLP

Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Shareholder
Caruso Financial Services Inc.

In planning and performing our audit of the financial statements of Caruso Financial Services Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 4, 2004



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